SCHEDULE 13D

                                 (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant
                              to Rule 13d-1(A) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                    --------
                                    KFx Inc.
                                    --------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   48245L107
                                   ---------
                                 (CUSIP Number)

                             Mark D. Whatley, Esq.
                  Howard Rice Nemerovski Canady Falk & Rabkin,
                           A Professional Corporation
                      Three Embarcadero Center, Suite 700
                            San Francisco, CA  94111
                                 (415) 434-1600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 25, 2005
                                  ------------
                         (Date of Event which Requires
                           Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 48245L107               SCHEDULE 13D                Page 2 of 11


 1    Name of Reporting Person            WESTCLIFF CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                    77-0435868

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [x]

 3    SEC USE ONLY

 4    Source of Funds                                                   OO

 5    Check Box if Disclosure of Legal Proceedings is                  [ ]
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                      California

                    7    Sole Voting Power                      10,659,650
   NUMBER OF
     SHARES         8    Shared Voting Power
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                 10,659,650
   REPORTING
  PERSON WITH       10   Shared Dispositive Power

 11   Aggregate Amount Beneficially Owned by                    10,659,650
      Reporting Person

 12   Check Box if the Aggregate Amount in Row 11                      [ ]
      Excludes Certain Shares

 13   Percent of Class Represented by Amount in Row 11               14.6%

 14   Type of Reporting Person                                      IA, OO

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CUSIP No. 48245L107               SCHEDULE 13D                Page 3 of 11


 1    Names of Reporting Persons                    RICHARD S. SPENCER III

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [x]

 3    SEC USE ONLY

 4    Source of Funds                                                   OO

 5    Check Box if Disclosure of Legal Proceedings is                  [ ]
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                   United States

                    7    Sole Voting Power                      10,719,650
   NUMBER OF
     SHARES         8    Shared Voting Power
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                 10,719,650
   REPORTING
  PERSON WITH       10   Shared Dispositive Power

 11   Aggregate Amount Beneficially Owned by                    10,719,650
      Reporting Person

 12   Check Box if the Aggregate Amount in Row 11                      [ ]
      Excludes Certain Shares

 13   Percent of Class Represented by Amount in Row 11               14.7%

 14   Type of Reporting Person                                          IN

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CUSIP No. 48245L107               SCHEDULE 13D                Page 4 of 11


 1    Name of Reporting Person        WESTCLIFF PUBLIC VENTURES - KFx, L.P.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [x]

 3    SEC USE ONLY

 4    Source of Funds                                                   OO

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                      California

                    7    Sole Voting Power                       3,640,100
    NUMBER OF
     SHARES         8    Shared Voting Power
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                  3,640,100
   REPORTING
  PERSON WITH       10    Shared Dispositive Power

 11   Aggregate Amount Beneficially Owned by                     3,640,100
      Reporting Person

 12   Check Box if the Aggregate Amount in Row 11                      [ ]
      Excludes Certain Shares

 13   Percent of Class Represented by Amount in Row 11                  5%

 14   Type of Reporting Person                                          PN

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CUSIP No. 48245L107               SCHEDULE 13D                Page 5 of 11

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock of KFx Inc. (the "Issuer"). The principal executive office of the Issuer is 55 Madison Street, Suite 745, Denver, CO 80206.

Item 2.     Identity and Background

        This Schedule is filed on behalf of Westcliff Capital Management, LLC ("Westcliff"), Richard S. Spencer III ("Spencer") and Westcliff Public Ventures Fund - KFx, L.P. ("Public Ventures- KFx"). Westcliff is an investment adviser registered with the Securities and Exchange Commission and acts as investment adviser to various investment advisory clients and several investment limited partnerships (including Public Ventures - KFx) of which Westcliff is the General Partner. Spencer is the Managing Member and controlling owner of Westcliff. Westcliff, Spencer and Public Ventures - KFx are together referred to as the "reporting persons." The principal business office address of the reporting persons is 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062. The reporting persons are filing jointly but not as members of a group and each expressly disclaims membership in a group.

        During the last five years, no reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, no reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        The citizenship of each reporting person is listed on that reporting person's cover page.

Item 3.     Source and Amount of Funds or Other Consideration

        The securities identified on Page 2 of this Schedule were all purchased by and are held in accounts for various investment advisory clients of which Westcliff is the investment manager (including certain investment limited partnerships, such as Public Ventures - KFx, of which Westcliff is a general partner). Funds present in those accounts (in effect, Working Capital) were used for those purchases. To the extent Westcliff causes its advisory clients to purchase additional Common Stock, it expects those purchases to be made with available funds in those clients' accounts.

Item 4.     Purpose of Transaction.

        As described above, the Common Stock is held in the accounts of various investment advisory clients of Wesctliff. It was purchased in those accounts for investment purposes.

        The reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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CUSIP No. 48245L107               SCHEDULE 13D                Page 6 of 11


          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

        5(a) and 5(b): The beneficial ownership of the Issuer's common stock by each reporting person at the date hereof is reflected on that reporting person's cover page. Westcliff's and Spencer's beneficial ownership includes warrants to purchase 7,288,750 shares of common stock, which includes warrants held by Public Ventures - KFx to purchase 2,743,335 shares of common stock. Spencer's beneficial ownership also includes options to purchase 60,000 shares of common stock.

        Westcliff has sole voting and investment power over the holdings of each of advisory client in whose account common stock is held (including investment partnerships of which it is a general partner). Spencer controls Westcliff. As a result, Westcliff and Spencer may be deemed to have beneficial ownership of all of that Common Stock, representing approximately 14.6% and 14.7% respectively of the outstanding common stock of the Issuer.

        Each of the reporting persons disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act and Westcliff and Spencer each further disclaims on behalf of each investment advisory client (including investment partnerships) for whose account Westcliff

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CUSIP No. 48245L107               SCHEDULE 13D                Page 7 of 11


exercises discretion, beneficial ownership of any shares of the Issuer's common stock owned by any other person. No investment advisory client for which Westcliff exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment advisory client.

        5(c): The reporting persons have caused the following transactions in the Issuer's common stock to be effected in its clients' accounts during the last 60 days. All transactions were in the open market:

          Type of           Date        Number of      Price per share
        Transaction                      Shares
        --------------------------------------------------------------

        Purchase          05/25/05       333,100            $12.40
                          05/26/05        87,300            $12.84

        5(d): Westcliff has been granted the authority to dispose of and vote the securities reflected in Items 7-11 of page 2 of this Schedule 13d in its capacity as investment adviser of its various investment advisory clients that own Common Stock (including investment limited partnerships of which it is a general partner). Those advisory clients, or persons or entities that own them, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities held in their respective accounts.

5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Westcliff is the general partner of investment limited partnerships pursuant to an agreement of limited partnership with respect to each such partnership. Each of those agreements provides to Westcliff the authority, among other things, to invest the funds of those partnerships in the Stock, to vote and dispose of the Stock and to file this statement on their behalf. Pursuant to each such agreement, Westcliff is entitled to allocations based on assets under management and realized and unrealized gains.

        On May 5, 2005, certain of Westcliff's advisory clients (including certain limited partnerships) and other parties (collectively the "Investors") entered into an agreement with the Issuer to amend and restate certain provisions (the "Project Provisions") of the Fourth Amended and Restated Investors' Rights Agreement (the "Investors Rights Agreement").
The Project Provisions were revised and restated (and are now set forth in the "K-Fuel Projects Participation and Development Agreement" rather than as part of the Investors Rights Agreement), to among other things, increase the Issuer's flexibility to build and operate K-Fuel plants, in addition to licensing its technology to third parties. The amendment to the Investors Rights Agreement also eliminates the Issuer's obligation to obtain the Investors' consent before issuing preferred stock or certain other securities.

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CUSIP No. 48245L107               SCHEDULE 13D                Page 8 of 11


Item 7. Material Filed as Exhibits

Exhibit A: Letter Agreement dated March 28, 2002, previously filed.

Exhibit B: Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit C: Addendum to the Common Stock and Warrant Purchase Agreement,
           previously filed.

Exhibit D: Second Addendum to the Common Stock and Warrant Purchase
           Agreement, previously filed.

Exhibit E: Form of Warrant to Purchase Common Stock dated March 28, 2002, previously filed.

Exhibit F: Form of Warrant to Purchase Common Stock dated April 30, 2002, previously filed.

Exhibit G: Form of Warrant to Purchase Common Stock dated July 1, 2002, previously filed.

Exhibit H: Third Amended and Restated Investors' Rights Agreement, previously filed.

Exhibit I: Third Amended and Restated Put Agreement, previously filed.

Exhibit J: Third Addendum to the Common Stock and Warrant Purchase Agreement,
           previously filed.

Exhibit K: Form of Warrant to Purchase Common Stock dated July 19, 2002, previously filed.

Exhibit L: Fourth Addendum to the Common Stock and Warrant Purchase
           Agreement, previously filed.

Exhibit M: Fourth Amended and Restated Investors' Rights Agreement,
           previously filed.

Exhibit N: Fourth Amended and Restated Put Agreement, previously filed.

Exhibit O: Form of Warrant to Purchase Common Stock dated August 21, 2002, previously filed.

Exhibit P: Agreement Regarding Joint Filing of Statement on Schedule 13D or
           13G, dated May 27, 2005.

Exhibit Q: Waiver of Penalty Warrants dated September 26, 2002 previously filed.

Exhibit R: First Amendment to Fourth Amended and Restated Investor's Rights
           Agreement, filed as Exhibit 10.64 to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005.


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CUSIP No. 48245L107               SCHEDULE 13D                Page 9 of 11


                                   Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  May 27, 2005


                                   WESTCLIFF CAPITAL MANAGEMENT, LLC


                                       /s/ Richard S. Spencer III
                                   ---------------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager


                                   RICHARD S. SPENCER III


                                   /s/ Richard S. Spencer III
                                   ---------------------------------


                                   WESTCLIFF PUBLIC VENTURES - KFx, L.P.
                                   By: Westcliff Capital Management, LLC,
                                       the General Partner


                                       /s/ Richard S. Spencer III
                                   ---------------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager

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CUSIP No. 48245L107               SCHEDULE 13D                Page 10 of 11


                                  Exhibit Index



Exhibit P       Agreement Regarding Joint Filing of Statement on
                Schedule 13D or 13G

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CUSIP No. 48245L107               SCHEDULE 13D                Page 11 of 11



                                   Exhibit P

                AGREEMENT REGARDING JOINT FILING OF STATEMENT ON
                              SCHEDULE 13D OR 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of KFx Inc. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  May 27, 2005


                                   WESTCLIFF CAPITAL MANAGEMENT, LLC


                                       /s/ Richard S. Spencer III
                                   ---------------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager


                                   RICHARD S. SPENCER III


                                   /s/ Richard S. Spencer III
                                   ---------------------------------


                                   WESTCLIFF PUBLIC VENTURES - KFx, L.P.
                                   By: Westcliff Capital Management, LLC,
                                       the General Partner


                                       /s/ Richard S. Spencer III
                                   ---------------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager